SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06051067

SEC MAIL PROCESSING RECEIVED NOV 3 0 2006 WASH, D.C. 213 SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46184

BEST AVAILABLE COPY

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities U.S.A. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place Suite 2600 Floor 26th
(No. and Street)

Jersey City NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malosky (201) 369-3020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square | **New York** | **NY** | **10036**
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 2 2 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, as of September 30th, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public JOELLEN PASTORS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/21/2007

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.

September 30, 2006
with Report of Independent Registered Public Accounting Firm

A copy of the report of independent auditors on internal control and comments is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the North East regional office of the Securities and Exchange Commission, the region in which Maple Securities USA., Inc. has its principal place of business.

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

November 27, 2006

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2006

Assets	
Cash	$ 2,074,679
Securities purchased under agreements to resell	69,616,715
Securities borrowed	1,624,414,060
Securities received as collateral	1,910,159
Securities owned, at fair value	74,489,516
Due from brokers, clearing organizations and others	9,190,908
Fixed assets, net of accumulated depreciation of $3,241,437	1,776,150
Deferred tax assets	2,176,914
Other assets	710,003
Total assets	$ 1,786,359,104
Liabilities and shareholder's equity	
Liabilities:	
Bank overdrafts with affiliates	$ 185,366
Loans payable	21,200,000
Securities loaned	1,596,904,406
Obligation to return securities received as collateral	1,910,159
Securities and derivative contracts sold, but not yet purchased, at fair value	67,632,440
Due to brokers, clearing organizations and others	4,026,623
Accounts payable and accrued liabilities	5,617,393
Total liabilities	1,697,476,387
Shareholder's equity	88,882,717
Total liabilities and shareholder's equity	$ 1,786,359,104

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2006

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934. The Company is also a member of the National Association of Securities Dealers, Inc., The Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account. Additionally, the Company engages in stock borrowing and stock lending activities.

The Company does not carry customer accounts as defined by the Securities and Exchange Commission Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities and derivative transactions and related income and expense are recorded on a trade–date basis. Securities owned and securities sold, but not yet purchased are stated at fair value.

Derivative financial instruments consist of options, equity index futures contracts, and forward foreign exchange contracts and are recorded at fair value.

The fair value of securities and derivative contracts is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

2. Significant Accounting Policies (continued)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are generally based on quoted market prices.

Furniture and fixtures, computer and telephone equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets other than leasehold improvements are depreciated on the declining balance basis at rates varying from 15% to 20% and with useful lives varying from 7 to 10 years. Leasehold improvements are amortized on a straight–line basis over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

The Company considers all highly liquid financial instruments purchased with a maturity date of three months or less to be cash equivalents.

Interest and dividend revenues are earned from the underlying securities owned and collateralized financing transactions. Interest expense is incurred on short-term borrowings, including securities sold not yet purchased, and collateralized financing transactions. All interest and dividend revenues and expenses are accounted for on an accrual basis.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating whether FIN 48 will have an impact to the statement of financial condition.

2. Significant Accounting Policies (continued)

On September 15, 2006 the FASB issued, FASB Statement No. 157 ("FAS 157") on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 17, 2007. The Company is currently evaluating whether FAS 157 will have an impact to the statement of financial condition.

Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased. The Company records rebate income and fee expense on the accrual basis.

3. Securities Borrowed and Loaned (continued)

Reflected in stock borrowed and loaned on the statement of financial condition are dividends and rebates receivable and payable, respectively. As of September 30, 2006, the Company recorded total dividends and rebates receivable and payable of $4,270,299 and $4,028,442, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2006, the Company obtained securities with a fair value of $1,622,053,921 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

In accordance with Financial Accounting Standards Board Statement ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. At September 30, 2006, the fair value of the related collateral totaled $1,910,159 and is reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

4. Securities Purchased Under Agreements To Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized by U.S. government and agency obligations and are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

At September 30, 2006 the fair value of securities received as collateral totaled $69,435,813. Substantially all of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At September 30, 2006, included in securities purchased under agreements to resell on the statement of financial condition is accrued interest of $180,902.

5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2006, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from Brokers, Clearing Organizations and Others	Due to Brokers, Clearing Organizations and Others
Due from clearing brokers	$ 1,346,958	$ –
Deposits with clearing organizations	5,506,382	275,246
Unsettled trades	317,512	–
Due from / to affiliates	2,020,056	3,751,377
	$ 9,190,908	$ 4,026,623

6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased

At September 30, 2006, included in securities owned and securities and derivatives contracts sold, but not yet purchased are equity securities with a market value of $74,489,516 and $67,631,988, respectively. Securities owned includes $3,243,000 of proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Fixed Assets

Fixed assets are comprised of the following:

	Cost	Accumulated Depreciation	Net Book Value
Computer and telephone equipment	$2,585,055	$(2,185,538)	$ 399,517
Furniture and fixtures	673,170	(330,164)	343,006
Leasehold improvements	1,759,362	(725,735)	1,033,627
	$5,017,587	$(3,241,437)	$ 1,776,150

8. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2006, the Company had net capital of $58,275,425, which was $58,025,425 in excess of the required net capital of $250,000. At September 30, 2006, the Company had no customer-related debit items to be aggregated under the SEC Customer Protection Rule (Rule 15c3-3), as defined.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

9. Related Party Transactions

At September 30, 2006, related party balances consist of the following amounts receivable from and payable to affiliates associated with fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from / due to brokers, clearing organizations and others on the statement of financial condition.

	Due from Affiliates	Due to Affiliates
Maple Partners America, Inc. ("MPAI")	$1,338,143	$ –
Maple Arbitrage, Inc. ("MAI")	–	2,589,478
Maple Securities Canada Ltd. ("MSCL")	–	278,811
Maple Trade Finance Corp. ("MTFC")	634,928	–
Maple Partners Investments Inc. ("MPII")	–	4,552
Maple Securities U.K. Ltd. ("MSUK")	46,985	–
Maple Partners Software Services, Inc. ("MPSSC")	–	878,536
	$2,020,056	$3,751,377

9. Related Party Transactions (continued)

In addition to the aforementioned outstanding balances with affiliates, $14,443,997 related to securities borrowed and $619,194,118 related to securities lending transactions were due from and due to affiliates, respectively, at September 30, 2006. These amounts are primarily with Maple Bank GmbH ("MBG") and MSUK. These balances are included in securities borrowed and securities loaned on the statement of financial condition.

During the year the Company made advances to and received advances or overdrafts from MBG and MTFC. These advances or overdrafts were due upon demand and bore interest at various rates. At September 30, 2006, the Company had overdrafts with MBG of $185,366. The Company has an unsecured line of credit agreement with the MBG, principally to finance securities lending activities. At September 30, 2006, there were borrowings against the line of credit of $21,200,000.

The Company provides and receives support and portfolio management services to and from various affiliates.

10. Income Taxes

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. The Company files separate state and local income tax returns. A provision for taxes is calculated based on the tax that would have been determined on a separate tax return basis.

At September 30, 2006 for Federal income tax purposes, the Company has approximately $1.4 million of net operating losses ("NOLs"). Generally, such losses may be carried back for two taxable years and carried forward for up to 20 taxable years to offset taxable income of the U.S. consolidated group. If not fully utilized, such NOLs will expire between 2023 and 2025.

The Company has deferred tax assets of approximately $2.2 million primarily related to deferred compensation and the NOL carryforward. At September 30, 2006, the Company believes it is more likely than not that the entire amount of such deferred tax assets will be realized in the future.

11. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off–balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

Derivatives are financial instruments, which include forward foreign exchange contracts and equity index futures and options, whose value is based upon an underlying asset, index or reference rate. Each of these derivative financial instruments contain varying degrees of off-balance sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition. At September 30, 2006, the Company holds the following derivative financial instruments.

	Fair Value of Assets	Fair Value of Liabilities
Foreign currency forward contracts	$ –	$452

A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Generally, forward foreign exchange contracts represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates.

11. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The premium received by the Company upon writing an option contract is recorded as a liability, is subsequently marked at its fair value, and is included in securities and derivative contracts sold, but not yet purchased on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option.

Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

12. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2006, the aggregate minimum annual rental commitments under the operating leases are as follows:

2007	$ 814,679
2008	852,830
2009	831,830
2010	816,830
2011	816,830
Thereafter	1,974,006
	$ 6,107,005

12. Commitments and Contingent Liabilities (continued)

The Company may be involved in litigation arising in the normal course of business. At September 30, 2006, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted, however the potential for the Company to be required to make payments under such guarantees is deemed remote.

13. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in note 9 to this statement of financial condition. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

14. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2006 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of

any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control activities over income tax accounts, including accounting practices and related supervision and review operations that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended September 30, 2006, and this report does not affect our report thereon dated November 27, 2006. During the fiscal year ended September 30, 2006, the Company made an error in the calculation of their income tax provision and related net deferred tax assets. This resulted in misstatements in the Company's general ledger and monthly FOCUS reports. The Company has made corrective general ledger entries for purposes of their September 30, 2006 financial statements, and consequently amended and refiled its September 30, 2006 FOCUS report. The Company is also in the process of addressing the related control issues.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our own study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives, except for the above matter involving control activities over income tax accounts and its operations that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

November 27, 2006